SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2007, incorporated by reference herein:

Exhibit
99.1  Release dated October 1, 2007, entitled “NO CHANGE STATEMENT AND NOTICE OF
         ANNUAL GENERAL MEETING”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 3, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Nasdaq trading symbol: DROOY
(“the Company”)

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

Shareholders are advised that the annual financial statements of the Company for the twelve months ended
30 June 2007 (“the annual financial statements”) will be posted on the company’s web site today, Monday 1
October 2007, and distributed to shareholders thereafter. The annual financial statements contain no modifications to the provisional results, which were released on SENS on Friday 31 August 2007.

Notice is hereby given that the Annual General Meeting (“AGM”) of the shareholders of the Company will be held on Friday 30 November 2007 at 11:00, at the registered office of the Company, EBSCO House 4,
299 Pendoring Avenue, Blackheath, Randburg, to transact business as stated in the notice of AGM.

Randburg
1 October 2007

Sponsor
BDO QuestCo (Pty) Limited